EX-99.1


                  BRITISH AIRWAYS DISPOSES OF US AIRWAYS SHARES


NEW YORK, MAY 21, 1997: British Airways Plc announced today that its wholly-owned subsidiary, BritAir Acquisition Corp. Inc., has entered into an agreement with Goldman Sachs & Co. to sell its remaining investment in US Airways - 14.46 million shares of US Airways common stock - for $499 million, or $34.50 per share.

On Tuesday (May 20) British Airways became obligated to sell all of its Series T-1 and T-2 Preferred Shares and a portion of its Series F Preferred Shares, to US Airways for an aggregate of $126 million. British Airways will realize total proceeds of $625 million from the disposition of its entire equity interest in US Airways which it acquired at an original cost of $401 million, a profit of $224 million.

Bob Ayling, Chief Executive, said: "This is an excellent deal for British Airways and its shareholders. It realizes the potential of the deal we struck with USAir four years ago and completes the disposal of our investment."

On Monday (May 19), British Airways announced record profits of $900 million for the year ending March 31, a 16.9 per cent increase over the previous year. The airline said that the value of its investment in US Airways had been restated at its original cost, reversing the 50 per cent write-down made two years ago, pending the disposal of the shares.

The alliance between USAir and British Airways was announced in January, 1993. The agreement provided an immediate investment of $300 million by British Airways in convertible preferred USAir shares for an initial 19.9 per cent voting interest.

In April of 1993, in conjunction with USAir's sale of 10 million shares of common stock, British Airways paid another $100 million for additional preferred stock which raised its holding in the US Air Group to 24.6 per cent.

The investment agreement gave British Airways options over the next five years to invest up to a further $450 million in additional preferred shares in USAir in two tranches if regulatory and financial conditions permitted. These options were never exercised.

In October 1996, USAir served notice on British Airways that it was seeking to end its code share relationship and the link between the two carrier's frequent flyer programmes.